Exhibit 99.1

May 16, 2016

Catalyst Paper's Three Major Shareholders Complete Schedule 13D Filings
Richmond, BC – Catalyst Paper Corporation (TSX:CYT) announced today that it has been informed that three of its major shareholders, Mudrick Capital Management, L.P., Cyrus Capital Partners, L.P. and OCM Luxembourg VOF Sarl, a fund indirectly managed by Oaktree Capital (the "Reporting Persons"), have on an individual basis completed Schedule 13D filings with the United States Securities and Exchange Commission disclosing that they are currently engaged in discussions with a third party concerning a potential material strategic transaction involving Catalyst Paper. The Reporting Persons have also reported that there can be no assurance that such discussions will result in the consummation of any such transaction.

Neither the Board of Directors nor management have been contacted by or received a proposal from such third party regarding a potential transaction. Catalyst will only further comment if and when required by applicable securities laws.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain statements in this news release, including, without limitation, the statements relating to a potential strategic material transaction with a third party, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the lack of any formal proposal or offer having been made to Catalyst Paper with respect to any such potential transaction, the results of any negotiation relating to any potential transaction, the failure to satisfy any regulatory requirements, closing condition or consent that may be required in connection with any potential transaction and other factors beyond the control of Catalyst Paper. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst Paper does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information contact:

Investor Contact: Frank De Costanzo Senior Vice President & Chief Financial Officer (604) 247-4014 frank.decostanzo@catalystpaper.com	Media Contact: Eduarda Hodgins Director, Organization Development & Communications (604) 247-4369 eduarda.hodgins@catalystpaper.com